Exhibit 99.1

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS TO BE HELD ON AUGUST 5, 2016

YOU ARE HEREBY NOTIFIED that the Annual General Meeting (the “Meeting”) of shareholders (the “Shareholders”) of Asia Pacific Wire & Cable Corporation Limited (the “Company”) will be held at the principal executive offices of the Company, located at Room B,

7th Fl., No. 132, Min-Sheng East Road Section 3, Taipei 105, Taiwan, on August 5, 2016 at

9:00 p.m. (Taipei time) / 9:00 a.m. (New York time) for the following purposes:

1.	To confirm due Notice to Shareholders in convening the meeting;

2.	To approve the written record of the last Annual General Meeting of Shareholders of the Company held on October 8, 2015;

3.	To approve the minimum number of directorships at two (2) and the maximum number of directors at ten (10) and to reserve one (1) such directorship as a casual vacancy;

4.	To elect up to nine (9) directors, each to hold office, subject to the provisions of the Bye-Laws, as amended, until re-elected or their successors are appointed at the next Annual General Meeting or any special general meeting of the Shareholders or, upon their resignation, removal or their office otherwise becoming vacant;

5.	To approve the compensation to be paid to the directors;

6.	To present before the Meeting the audited financial statements for the fiscal year ended December 31, 2015;

7.	To approve the appointment of Ernst &Young as the independent auditors of the Company for the 2016 fiscal year, and to authorize the Board of Directors of the Company acting through its Audit Committee to determine the remuneration of the independent auditors for the 2016 fiscal year; and

8.	To consider such other matters as may be appropriately brought before the Shareholders.

In addition, during the Meeting, there will be a report by management on certain unaudited financial results of the Company for the first three months of 2016. Shareholders of record as of the close of business on May 31, 2016 (the “Record Date”) are entitled to notice of and to vote, in person or by a duly-executed and timely-delivered proxy, at the Meeting or any adjournments or postponements thereof. Enclosed is a proxy statement that contains more information about these matters and the Meeting and a proxy card for registering votes.

Shareholders are encouraged to attend the Meeting. Shareholders not able to attend the Meeting in person are invited to participate by conference telephone by dialing into the Meeting on one of the following numbers:

Participant (U.S. Domestic) Toll Free Dial-In Number: (877) 520-8687

Participant International Dial-In Number: (574) 948-2643

Conference ID: 8983054636

Upon calling into the Meeting, the conference call operator will request your name and the number of shares of the Company that you own.

Thereafter, you will be joined to the Meeting along with other shareholder participants.

BY ORDER of the Directors

/s/ Estera Services (Bermuda) Ltd.
Bermuda Resident Assistant Secretary
Dated: July 8, 2016

2

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

Canon’s Court

22 Victoria Street

Hamilton HM12

Bermuda

PROXY

STATEMENT

FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on August 5, 2016

This Proxy Statement is furnished to shareholders (“Shareholders”) of Asia Pacific Wire & Cable Corporation Limited, a Bermuda company (the “Company”), in connection with the solicitation of proxies in the form enclosed herewith for use at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the principal executive offices of the Company, located at Room B, 7th Fl., No. 132, Min-Sheng East Road Section 3, Taipei 105, Taiwan, on August 5, 2016 at 9:00 p.m. (Taipei time) / 9:00 a.m. (New York time) for the purposes set forth in the Notice of Meeting and described herein.

Holders of record of common shares of the Company (the “Common Shares”) as of the close of business on May 31, 2016 (the “Record Date”), are entitled to receive notice of, and to vote at, the Meeting. The outstanding Common Shares constitute the only class of securities entitled to vote at the Meeting, and each Common Share entitles the holder thereof to one vote. At the close of business on the Record Date, there were 13,830,769 Common Shares issued, and 13,819,669 Common Shares issued and entitled to vote. There are 11,100 issued Common Shares that are held in treasury by the Company and those treasury shares do not have any associated voting rights for purposes of the voting at the Meeting.

Common Shares may be voted if the Shareholder is present in person or represented by proxy. At least two Shareholders holding a majority of the Common Shares issued and entitled to vote as of such date must be present in person or represented by proxy for a quorum to exist at the Meeting. If a quorum is not present, the Meeting may be dissolved or adjourned from time to time until a quorum is present.

Common Shares represented by proxies in the form enclosed, if such proxies are properly executed and returned and not revoked, will be voted as specified. For purposes of determining the number of votes cast with respect to (i) the approval of the prior meeting minutes, (ii) the approval of the total number of directors and the reservation of a casual vacancy, (iii) the approval of compensation of the members of the Board of Directors and (iv) the appointment of Ernst & Young as the Company’s independent auditors and authorization of the Board of Directors of the Company acting through its Audit Committee to determine the remuneration of the independent auditors, only those votes cast “for” or “against” shall be included. For the purpose of determining the number of votes cast with respect to the election of members of the Board of Directors, only votes cast “for” shall be included. To be voted, other than in the case of a vote in person at the Meeting, proxies must be timely delivered to the principal solicitation agent of the Company, Broadridge Financial Solutions, Inc., or as directed on the enclosed proxy card. In order to be considered timely delivered, proxies must be received by the Company’s solicitation agent not later than 5:00 p.m.(New York time) on August 3, 2016. Any Shareholder wishing to vote in person at the Meeting must establish his or her identity and entitlement to vote the number of Common Shares the Shareholder wishes to vote, to the satisfaction of the Inspectors of Election appointed for the Meeting, prior to any vote of that Shareholder being counted with regard to the proposals to be voted upon at the Meeting.

This Proxy Statement and the enclosed proxy were mailed to Shareholders on or about July 8, 2016. The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy card and any additional materials which may be furnished to Shareholders. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries and custodians, acting as nominees, to forward to beneficial owners of Common Shares that are held in the names of such nominees. The solicitation of proxies will be made by the use of the mails and through direct communication with certain Shareholders or their representatives by officers, directors and employees of the Company, who will receive no additional compensation therefor. In addition, the Company will utilize the services of Broadridge Financial Solutions, Inc. (and its agents) and Estera Management (Bermuda) Ltd. to act as solicitation agents.

Shareholders may inspect and copy (at prescribed rates) the Annual Report for the fiscal year ended December 31, 2015 and the Company’s other filings with the Securities and Exchange Commission (“SEC”) at the SEC’s Public Reference Room located at 100 F Street N.E., Room 1580, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. The Company’s SEC filings may also be accessed electronically by means of the SEC’s website located at www.sec.gov and locating the Company under the link for Company Filings. The Company’s register of members (“Register of Members”), which shows legal but not beneficial ownership of the Common Shares, is maintained by the Company’s Bermuda transfer agent, Estera Services (Bermuda) Ltd. at the registered office specified above for the Company in Bermuda. The Register of Members shall be available for inspection at the registered office of the Company in Bermuda during certain business hours for the period commencing not less than ten (10) days before the date of the Meeting through the date of the Meeting. Any Shareholder interested in inspecting the Register of Members of the Company should contact Estera Services (Bermuda) Ltd., at the address set forth in the heading for this Proxy Statement, to determine the dates and times when the Company’s Register of Members will be available for inspection.

PROPOSAL NO. 1

APPROVAL OF MINUTES OF PREVIOUS ANNUAL GENERAL MEETING

The last Annual General Meeting of the Company was held on October 8, 2015 (the “Prior Meeting”). The minutes of the Prior Meeting were recorded by the Secretary of the Prior Meeting. The minutes of the Prior Meeting shall be available for inspection by Shareholders for the period commencing not later than ten (10) days prior to the date of the Meeting at the registered office of the Company located at Canon’s Court, 22 Victoria Street, Hamilton, HM12 Bermuda. The Board of Directors recommends to the Shareholders that the minutes of the Prior Meeting be approved.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE MINUTES OF THE PRIOR MEETING.

PROPOSAL NO. 2

APPROVAL OF TOTAL NUMBER OF DIRECTORS AND RESERVATION OF CASUAL VACANCY

The Board of Directors recommends to the Shareholders that the minimum number of Directors be fixed at two (2), the maximum number of Directors be fixed at ten (10) and that one (1) vacancy shall exist on the Board of Directors, which shall be deemed to be a casual vacancy, which may be filled from time to time by the Board of Directors in accordance with the provisions of the Bye-Laws.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE TOTAL NUMBER OF DIRECTORS AND RESERVATION OF A CASUAL VACANCY.

PROPOSAL NO. 3

ELECTION OF MEMBERS OF THE BOARD OF DIRECTORS

The Directors are elected annually to serve until the next Annual General Meeting of Shareholders or until their successors are elected, except that, in the case of vacancies, the Board of Directors then in office may fill such vacancies until the next election of Directors. The following table sets forth certain information, as of June 15, 2016 and subsequent thereto in certain instances, concerning the individuals nominated by the Board of Directors for election as Directors of the Company (each a “Nominee,” and collectively the “Nominees”). Assuming approval by the Shareholders of the Directors’ fees set forth in Proposal No. 4 below, each Director shall be entitled to the payment of Directors’ fees as set forth therein. Proxies may be voted for up to nine (9) Directors. Shareholders may not vote their shares more than once for any one Nominee, as cumulative voting is not permitted. Write-in voting for candidates not named in this Proxy Statement is also not permitted. All Directors elected to office shall be elected to a single class of Directorship.

Name	Date of Birth	Position and Background

Andy C.C. Cheng	April 29, 1958	Mr. Andy C.C. Cheng was a member of the Company’s Board of Directors from 2004 to 2005 and was reelected in 2007. Mr. Cheng was appointed as Chairman of the Board in 2009. From 1987 to 2003, Mr. Cheng served as Vice Chairman at PEWC. Mr. Andy C.C. Cheng is not related to Mr. Fang Hsiung Cheng.

Yuan Chun Tang	November 26, 1960	Mr. Yuan Chun Tang has been a member of the Company’s Board of Directors since 2004 and Chief Executive Officer since 2005. Mr. Yuan served as the Company’s Chairman from 2005 to 2009. He has also served as Chairman of Pacific Electric Wire and Cable Co., Ltd (“PEWC”) since 2004 and has been the Director of Pacific Construction Corp. Ltd since 2002. Mr. Yuan served as the Director of Taiwan Co- generation Corp from 2005 to 2008. Mr. Yuan has also served as the Chairman of the Taiwan Electric Wire & Cable Industries Association from 2004 to 2010. He currently serves as the Director of the Taipei Importers/Exporters Association as well as the Director of the Taiwan Electrical and Electronic Manufacturers’ Association.

Michael C. Lee	September 28, 1951	Mr. Michael C. Lee has been a member of the Company’s Board of Directors since 2004 and is also Chief Executive Officer of PEWC and Chairman of Pacific USA Holdings, Ltd. Mr. Michael C. Lee is not related to Dr. Yichin Lee.

David Sun	December 22, 1953	Mr. David Sun has been a member of the Company’s Board of Directors since 2007. He also serves as President of PEWC and Managing Director of Charoong Thai Wire and Cable Public Company Limited. In 2013, Mr. David Sun was appointed as deputy Chief Executive Officer of the Company.

Alex Chen	December 30, 1957	Mr. Alex Chen has been appointed as Chief Marketing Officer effective July 1, 2015. Mr. Chen was first assigned to PEWC as Engineer, Assistant to General Manager, and later Manager of Quality Assurance Department from 1983 to 2008. He was appointed as Managing Director of Siam Pacific Electric Wire & Cable Co. Ltd. in Thailand from 2008 to 2015. Mr. Chen also serves as Vice President and General Division Manager of the General Sales Division of PEWC, and Director of Taiwan Electric Research & Testing Center.

Name	Date of Birth	Position and Background

Fang Hsiung Cheng	May 31, 1942	Mr. Fang Hsiung Cheng has been a member of the Company’s Board of Directors since 2006. He also serves as Vice President of PEWC. Mr. Fang Hsiung Cheng is not related to Mr. Andy C.C. Cheng.

Anson Chan	November 3, 1963	Mr. Chan has been an independent member of the Board of Directors since 2007 and serves on the Audit Committee as its Chairman. He also serves on the Compensation Committee and the Nominating Committee. Mr. Chan is also a Managing Director of the Bonds Group of Companies and was a Senior Advisor to Elliott Associates from 2005 to 2008.

Yichin Lee	January 4, 1961	Dr. Yichin Lee has been an independent member of the Company’s Board of Directors and has served on the Audit Committee since 2007. He also serves on the Compensation Committee. Dr. Lee is the founding partner of First China Capital Partners, Inc. He holds a doctorate degree in resource planning and management from Stanford University. Dr. Yichin Lee is not related to Mr. Michael C. Lee.

Lambert L. Ding	October 12, 1959	Dr. Lambert L. Ding has been an independent member of the Company’s Board of Directors since 2011 and serves on the Audit Committee, the Compensation Committee and the Nominating Committee. Dr. Ding also serves as President and Chief Executive Officer of Union Environmental Engineering Services in Taiwan.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF EACH OF THE NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS.

PROPOSAL NO. 4

DIRECTORS’ COMPENSATION

In addition to reimbursement for reasonable travel, hotel and incidental expenses in attending meetings of the Board of Directors or committees thereof, the Board of Directors proposes that each Director receives as compensation for his services in the ensuing year a cash payment in the amount of $30,000, if such Director is not an officer or employee of the Company or any of its affiliates, and a cash payment in the amount of $20,000, if such Director also serves as an officer or employee of the Company or any of its affiliates.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE COMPENSATION OF THE BOARD OF DIRECTORS.

PROPOSAL NO. 5

APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION TO DETERMINE REMUNERATION OF INDEPENDENT AUDITORS

The Board of Directors, acting through its Audit Committee, recommends that Ernst & Young be appointed as the Company’s independent auditors until the next Annual General Meeting of Shareholders to audit the financial statements of the Company for the current fiscal year, and that the Board of Directors acting through its Audit Committee be authorized to determine the remuneration of the independent auditors for the current fiscal year. Representatives of Ernst & Young will be available in person or telephonically at the Meeting to respond to appropriate questions from the Shareholders and will be given an opportunity to make a statement should they desire to do so.

THE BOARD OF DIRECTORS, ACTING THROUGH ITS AUDIT COMMITTEE, UNANIMOUSLY RECOMMENDS THE APPOINTMENT OF ERNST & YOUNG AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE CURRENT FISCAL YEAR AND THE AUTHORIZATION OF THE BOARD OF DIRECTORS ACTING THROUGH ITS AUDIT COMMITTEE TO DETERMINE THE REMUNERATION OF THE INDEPENDENT AUDITORS FOR THE CURRENT FISCAL YEAR.

OTHER MATTERS

At the Meeting, there will be a report by management on certain unaudited consolidated financial results of the Company for the three-month period ended March 31, 2016.

The Directors know of no other business to be presented at the Annual General Meeting of Shareholders. If other matters properly come before the Annual General Meeting of Shareholders in accordance with the Company’s Bye-Laws, the persons designated as proxies will vote in accordance with their best judgment.

Any Shareholder wishing to submit a proposal for inclusion in the proxy statement for the

2017 Annual General Meeting of Shareholders must submit the proposal to the Secretary of the Company by December 31, 2016. Such proposal must also comply with the requirements as to form and substance established under the laws of Bermuda for such proposals to be included in the proxy statement.

/s/ Estera Services (Bermuda) Ltd.
Bermuda Resident Assistant Secretary
Dated: July 8, 2016

[This page intentionally left blank]